EXHIBIT 15.1

API ELECTRONICS GROUP CORP.

CHANGES MADE TO FORM 20-F ON FORM 20-F/A

FOR THE FISCAL YEAR ENDING MAY 31, 2004

The changes highlighted below correspond to the comments in the letter API Electronics Group Corp. received from the Securities and Exchange Commission dated September 22, 2005.

1.	The following changes were made in response to SEC comment number 1. See pages 51-53 of Form 20-F/A.

Critical Accounting Policies

Our significant accounting policies are fully described in the notes to the consolidated financial statements. Some of API’s accounting policies involve estimates that require management’s judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

Goodwill and Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is initially recorded when the initial purchase price for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather is periodically assessed for impairment. We perform an annual review or more frequently if circumstances indicate that a potential impairment exists, to determine if the recorded goodwill is impaired.

We also review amortizable intangible assets for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows.

Inventories

Inventories are valued at the lower of cost and net realizable value. Due provision has been made for slow moving and obsolete inventories. As a result of a high rate of technological change management closely monitors the quality and profile of inventories to identify items which may present a risk. Management reviews inventory items on a regular basis which minimizes overall risk. Estimated unrecoverable amounts are charged to earnings in the period in which the risk is identified.

Receivables

Management follows conservative practices in granting trade credit and practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. In preparing the consolidated financial statements, the Corporation is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in future income tax assets and liabilities, which are recorded on the consolidated balance sheet. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery is not “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Revenue Recognition

We follow specific guidelines in measuring revenue, however certain judgments affect the application of the policies. Revenue from contracts is recognized using the percentage of completion method. The degree of completion is estimated based on the costs incurred, excluding costs that are not representative of progress to completion as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period when the relevant facts are known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped and risk of loss and ownership has transferred to the client.

Changes in Accounting Policies

Stock Based Compensation

Effective June 1, 2004, the Company will adopt, CICA Handbook Section 3870 – Stock Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the financial year, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. As the Company had been using the settlement based method of accounting for stock options, the pro-forma cost has not been recorded as an expense for the year ended May 31, 2004. The pro-forma cost for the year ended May 31, 2004 of the fair value of stock options granted and warrants modified subsequent to June 1, 2002 was $1,876,956. The cumulative adjustment on June 1, 2004 will increase Contributed Surplus and decrease Retained Earnings by $1,876,956 with no net effect on Shareholders’ Equity. The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted and warrants modified after June 1, 2002.

Amortization of Customer Contracts

During the year ended May 31, 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for the current year of $135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the prior year by $48,531, the deficit of the prior year by $48,531 and reduce the current year deficit by $87,350.

Impairment of Long-Lived Assets

Effective June 1, 2004, API will prospectively adopt the new CICA recommendations for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standards, and impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. The new standard is not expected to have any impact on our consolidated financial position or results of operation on adoption

2.	The following sentence was added to Item 15 in response to SEC comment number 2. See page 90 of Form 20-F/A.

The Company’s Chief Executive Officer and Chief Financial Officer have determined that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Company submits under the Securities Exchange Act of 1934 is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding such disclosures.

3.	The following changes were made to the Auditors Report in response to SEC comment number 3. See page 94 of Form 20-F/A.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

4.	In responses to SEC comment number 5, the following paragraph was added to the issuer’s discussion of its revenue recognition policy for non-contract revenue in its discussion of its Critical Accounting Policies in Item 5 and in its footnote to its financial statements entitled Non-Contract Revenue. See pages 52 and 100 of Form 20-F/A.

The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped and risk of loss and ownership has transferred to the client.

5.	The following changes were made to the footnote explaining the issuer’s adoption of FASB 141 in connection with its accounting for business combinations. See page 118 of Form 20-F/A.

In June 2001, the FASB issued FASB Statement No. 141, “Business Combinations” (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. Management determined that the adoption of this statement did not have a material effect on the financial position and results of operations.

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